Exhibit 12

HARSCO CORPORATION

Computation of Ratios of Earnings to Fixed Charges

	YEARS ENDED DECEMBER 31
(dollars in thousands)	2010 (a)	2009 (a)	2008 (a)	2007 (a)	2006 (b)
Pre-tax income from continuing operations attributable to Harsco shareholders (c)	$15,161	$152,347	$337,443	$372,713	$279,756

Add fixed charges computed below	97,334	95,180	120,709	129,233	100,635

Net adjustments for equity companies	(214)	(94)	(417)	(868)	(192)

Net adjustments for capitalized interest	125	(572)	(277)	(723)	(1,114)

Consolidated Earnings Available for Fixed Charges	$112,406	$246,861	$457,458	$500,355	$379,085

Consolidated Fixed Charges:

Interest expense per financial statements (d)	$60,623	$62,746	$73,160	$81,383	$60,478

Interest expense capitalized	254	947	552	1,035	1,325

Portion of rentals (1/3) representing a reasonable approximation of the interest factor	36,457	31,487	46,997	46,815	38,832

Consolidated Fixed Charges	$97,334	$95,180	$120,709	$129,233	$100,635

Consolidated Ratio of Earnings to Fixed Charges	1.15	2.59	3.79	3.87	3.77

(a)          Does not include interest related to uncertain tax position obligations.

(b)         Pre-tax income from continuing operations (net of minority interest in net income) restated to reflect the Gas Technologies business group as a Discontinued Operation.  Portion of rentals revised to include recurring short-term rentals in the Harsco Infrastructure Segment.

(c)          On January 1, 2009, the Company adopted changes issued by the Financial Accounting Standards Board related to consolidation accounting and reporting.  These changes, among others, require that minority interests be renamed noncontrolling interests and that a company present a consolidated net income measure that includes the amount attributable to such noncontrolling interests for all periods presented.  For the computation above, income attributable to noncontrolling interests have been excluded from pre-tax income.

(d)         Includes amortization of debt discount and expense.